SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)(1)
CAPITAL FINANCIAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

140144-10-6
(CUSIP Number)

Gordon D. Dihle Corporate Legal, LLC 8200 South Quebec Street, Suite A3-271 Centennial, CO 80112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 4 pages

_______________________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	140144-10-6	13D/A2	Page 2 of 4

1		NAME OF REPORTING PERSON Gordon D. Dihle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,654
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,559,654
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,559,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%
14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	140144-10-6	13D/A2	Page 3 of 4

Item 1.                      Security and Issuer

This constitutes Amendment No. 2 to the statement on Schedule 13D filed on behalf of Gordon D. Dihle (“Mr. Dihle” or the “Reporting Person”) filed April 9, 2012 (the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock”) of Capital Financial Holdings, Inc., a North Dakota corporation (the “Company” or the “Issuer”).  The Company’s principal executive offices are located at 1 Main Street North, Minot, North Dakota. This Amendment No. 2 is being filed to report that since the filing of the Statement filed April 9, 2012, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. Dihle. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2.                      Identity and Background

This Statement is filed by Gordon D. Dihle (the Reporting Person).  The business address of the Reporting Person is 8200 South Quebec Street, Suite A3-271, Centennial Colorado 80112.

The Reporting Person is an attorney and principal of Corporate Legal, LLC, a law firm located at 8200 South Quebec Street, Suite A3-271, Centennial, Colorado 80112.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Person used personal funds to acquire all 2,559,654 shares of the Issuer’s Common Stock on the open market for share prices ranging from $0.067 to $0.17 from February 2, 2011 through June 27, 2013.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock of the Issuer.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)           On the filing date of this Amendment No. 2 to Schedule 13D, the Reporting Person beneficially owned, in the aggregate 2,559,654 shares of the Common Stock of the Issuer, representing approximately 17.7% of the Issuer’s outstanding shares of Common Stock, based on 14,455,943 shares of Common Stock issued and outstanding as of March 31, 2013, according to the Form 10-Q of the Issuer filed with the Securities and Exchange Commission on May 15, 2013.

(b)           The Reporting Person directly owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Amendment No. 2 to Schedule 13D as being beneficially owned by him.

CUSIP No.	140144-10-6	13D/A2	Page 4 of 4

(c)           During the past sixty (60) days, the Reporting Person effected the following transactions in the Common Stock of the Issuer:

Date of Transaction	Number of Shares Purchased	Price Per Share	Cash Consideration
June 18, 2013	5,000	$0.13	$658.95
June 19, 2013	5,000	$0.17	$858.95
June 21, 2013	5,000	$0.135	$722.50
June 21, 2013	9,400	$0.135	$1,277.95

During the past sixty (60) days, the Reporting Person effected the following transactions in the Common Stock of the Issuer as the sole Manager of Antelope Creek Realty & Energy Services, LLC, a pass-through entity:

Date of Transaction	Number of Shares Purchased	Price Per Share	Cash Consideration
June 18, 2013	3,183	$0.13	$413.79
June 19, 2013	890,000	$0.15	$133,500.00
June 19, 2013	200,000	$0.17	$34,000.00
June 27, 2013	3,500	$0.126	$441.00

All of the acquisitions of the Common Stock of the Issuer detailed above were acquired in open market transactions.

(d)           Except for the Reporting Person, no person is known by the Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)           Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 2, 2013
/s/ Gordon D. Dihle
Gordon D. Dihle